United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the three months ended March 31, 2013.

The information in this report supplements the information contained in our annual report on Form 20-F for the year ended December 31, 2012 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2013 (our “2012 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, our objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2012 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

OPERATING AND FINANCIAL REVIEW AS OF MARCH 31, 2013 AND FOR THE

THREE MONTHS ENDED MARCH 31, 2012 AND 2013

The following is a summary and discussion of our financial position as of March 31, 2013 and our results of operations for the three months ended March 31, 2012 and 2013. The following discussion should be read in conjunction with our audited annual consolidated financial statements as of December 31, 2012 and for the three years then ended, which are included in our 2012 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board presentation made in our audited annual consolidated financial statements included in our 2012 Form 20-F, except for the adoption of certain new standards and interpretations effective as of January 1, 2013. In particular, we applied International Accounting Standard No. 19 (revised), “Employee Benefits” (“IAS 19R”), which modifies existing IFRS on the recognition of changes in the defined benefit obligation and plan assets for employee benefits by, among other things, eliminating the corridor approach related to the recognition of certain actuarial items. Accordingly, the initial application of IAS 19R resulted in the recognition of unamortized actuarial losses in “other comprehensive income items” included under “Equity” in our consolidated financial data as of December 31, 2012 and March 31, 2013 presented in the following tables. These modifications were retrospectively applied to financial information for 2012 included in this summary and discussion, resulting in the restatement of our unaudited condensed consolidated financial data as of December 31, 2012 and for the three months ended March 31,2012.

Results of operations as of and for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year.

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our unaudited condensed consolidated financial data for the three months ended March 31, 2012 and 2013 and as of December 31, 2012 and March 31, 2013.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.12.3546 to U.S.$1.00, which was the rate reported by Banco de México at March 31, 2013, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or the “Official Gazette”). You should not construe these translations or any other currency translations included herein as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

Certain figures included in this report on Form 6-K have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations of the figures that precede them.

	For the three months ended March 31,
	2012		2013
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(restated)		(unaudited)		(unaudited)
	(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.	73,048,483	Ps.	67,112,590	U.S.$	5,432
Fixed voice services		32,724,280		28,927,460		2,341
Mobile data services		31,897,350		38,311,759		3,101
Fixed data services		21,139,780		21,009,283		1,701
Pay TV		14,221,863		14,975,359		1,212
Other services		19,465,961		22,622,945		1,831

Total operating revenues		192,497,717		192,959,396		15,618

Operating costs and expenses:
Cost of sales and services		83,047,365		87,744,295		7,102
Commercial, administrative and general expenses		40,399,625		40,528,677		3,280
Other expenses		547,150		868,109		70
Depreciation and amortization		25,505,974		25,162,247		2,037

Total operating costs and expenses		149,500,114		154,303,328		12,489

Operating income		42,997,603		38,656,068		3,129
Interest income		1,624,090		1,278,912		104
Interest expense		(6,145,920)		(6,283,477)		(509)
Exchange gain, net		19,280,226		17,359,468		1,405
Valuation of derivatives and other financial items, net		(10,127,071)		(10,955,900)		(887)
Equity interest in net income of associated companies		13,355		(308,355)		(25)

Profit before income tax		47,642,283		39,746,716		3,217
Income tax		14,911,191		12,840,327		1,039

Net profit for the period	Ps.	32,731,092	Ps.	26,906,389	U.S.$	2,178

Net profit for the period attributable to:
Equity holders of the parent	Ps.	32,532,260	Ps.	26,870,786	U.S.$	2,175
Non-controlling interests		198,832		35,603		3

	Ps.	32,731,092	Ps.	26,906,389	U.S.$	2,178

	As of December 31, 2012		As of March 31, 2013
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(restated) (unaudited)		(unaudited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	209,131,239	Ps.	198,412,500	U.S.$	16,060
Total non-current assets		775,472,796		750,556,879		60,753

Total assets		984,604,035		948,969,379		76,813

Total current liabilities		252,858,677		253,444,412		20,517
Long-term debt		404,048,282		379,303,690		30,701
Deferred taxes		5,309,295		5,572,097		451
Deferred revenues		1,100,195		1,041,698		84
Employee benefits		66,439,341		63,493,887		5,139

Total liabilities		729,755,790		702,855,784		56,892
Equity:
Capital stock		96,414,841		96,408,965		7,803
Retained earnings:
Prior periods		119,968,098		192,383,255		15,572
Profit for the period		90,975,225		26,870,786		2,175

Total retained earnings		210,943,323		219,254,041		17,747

Other comprehensive income items		(61,797,618)		(78,539,819)		(6,357)

Equity attributable to equity holders of the parent		245,560,546		237,123,187		19,193

Non-controlling interests		9,287,699		8,990,408		728

Total equity		254,848,245		246,113,595		19,921

Total liabilities and equity	Ps.	984,604,035	Ps.	948,969,379	U.S.$	76,813

Consolidated Results of Operations for the Three Months Ended March 31, 2013 and 2012

Our operations outside Mexico account for a significant portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues and operating costs and expenses, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Operating Revenues

Total operating revenues for the first three months of 2013 increased by 0.2%, or Ps.0.5 billion, over the first three months of 2012. At constant exchange rates, total operating revenues for the first three months of 2013 increased by 6.1% over the first three months of 2012. This increase was principally attributable to increases in revenues from our mobile data and Pay TV, partially offset by a decrease in revenues from our mobile voice and fixed voice services.

Mobile Voice—Mobile voice revenues for the first three months of 2013 decreased by 8.1%, or Ps.5.9 billion, from the first three months of 2012. At constant exchange rates, mobile voice revenues for the first three months of 2013 decreased by 3.2% from the first three months of 2012. This decrease was principally due to a reduction in interconnection rates and revenues from long-distance services, as well as greater reliance on mobile data by our subscribers, as an alternative to mobile voice.

Fixed Voice—Fixed voice revenues for the first three months of 2013 decreased by 11.6%, or Ps.3.8 billion, from the first three months of 2012. At constant exchange rates, fixed voice revenues for the first three months of 2013 decreased by 5.9% from the first three months of 2012. The decrease was principally due to a reduction in long-distance rates and lower interconnection rates.

Mobile Data—Mobile data revenues for the first three months of 2013 increased by 20.1%, or Ps.6.4 billion, over the first three months of 2012. At constant exchange rates, mobile data revenues for the first three months of 2013 increased by 25.6% over the first three months of 2012. The increase was principally due to increased use of services such as SMS messaging, web browsing and machine-to-machine services, as well as content downloading on handsets, tablets and notebooks. Mobile data represented 22.0% of our operating revenues for the first three months of 2013, compared to 18.0% for the first three months of 2012.

Fixed Data—Fixed data revenues for the first three months of 2013 decreased by 0.6%, or Ps.0.1 billion, from the first three months of 2012. At constant exchange rates, fixed data revenues for the first three months of 2013 increased by 6.6% over the first three months of 2012. The increase was principally attributable to growth of residential-subscriber and broadband services, including growth of corporate data services, as well as growth in subscribers to our triple-play service packages.

Pay TV—Pay TV revenues for the first three months of 2013 increased by 5.3%, or Ps.0.8 billion, over the first three months of 2012. At constant exchange rates, Pay TV revenues for the first three months of 2013 increased by 19.8% over the first three months of 2012. The increase was principally due to the introduction of new plans, principally triple-play service packages.

Other Services—Revenues from other services for the first three months of 2013 increased by 16.2%, or Ps.3.2 billion, over the first three months of 2012. At constant exchange rates, revenues from other services for the first three months of 2013 increased by 19.6% over the first three months of 2012. This increase primarily reflects the growth in the number of handsets, accessories and computers sold as a result of the acquisition of new prepaid and postpaid subscribers.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first three months of 2013 increased by 5.7% over the first three months of 2012, representing 45.5% of operating revenues compared to 43.1% of operating revenues for the first three months of 2012. The Ps.4.7 billion increase for the first three months of 2013 principally reflects increases in both cost of services and cost of equipment, as explained below. At constant exchange rates, cost of sales and services for the first three months of 2013 increased by 12.3% over the first three months of 2012.

Cost of services increased by 5.1%, or Ps.2.9 billion, to Ps.60.3 billion for the first three months of 2013 from Ps.57.4 billion for the first three months of 2012. This increase was principally due to increased content charges as a result of the growth in our Pay TV business, increased costs to support the growth in our mobile data business and higher royalty payments, higher network maintenance and expansion, real estate leasing, as well as the higher costs of our value-added services. At constant exchange rates, cost of services for the first three months of 2013 increased by 13.0% over the first three months of 2013.

Cost of equipment increased by 7.0%, or Ps.1.8 billion, to Ps.27.5 billion for the first three months of 2013 from Ps.25.7 billion for the first three months of 2012. This increase primarily reflects the effect of new postpaid plans with higher consumer subsidies for increasingly more expensive handsets and accessories.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first three months of 2013 increased by 0.3%, or Ps.0.1 billion, over the first three months of 2012. This increase principally reflects higher costs for advertising and customer-care centers, including an expansion of physical customer-care centers and call-center services. As a percentage of operating revenues, commercial, administrative and general expenses for the first three months of 2013 was 21.0%, the same as for the first three months of 2012. At constant exchange rates, commercial, administrative and general expenses for the first three months of 2013 increased by 7.0% over the first three months of 2012.

Depreciation and amortization—Depreciation and amortization for the first three months of 2013 decreased by 1.3%, or Ps.0.3 billion, from the first three months of 2012. As a percentage of revenues, depreciation and amortization for the first three months of 2013 decreased slightly to 13.0% compared to 13.3% for the first three months of 2012.

Operating Income

Operating income for the first three months of 2013 decreased by 10.1%, or Ps.4.3 billion, from the first three months of 2012. Operating margin (operating income as a percentage of operating revenues) for the first three months of 2013 was 20.0% compared to 22.3% for the first three months of 2012. This decrease in our operating margin for the first three months of 2013 was due principally to higher subscriber acquisition costs, increased content charges for our Pay TV business, higher royalty payments and increased costs to support the growth of our business, particularly our mobile data business.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for the first three months of 2013 increased by 10.7%, or Ps.0.5 billion, over the first three months of 2012, attributable to a higher level of net debt.

Exchange Gain, Net—We recorded a net exchange gain of Ps.17.3 billion for the first three months of 2013, compared to a net exchange gain of Ps.19.3 billion for the first three months of 2012. The net exchange gain in the first three months of 2013 was primarily attributable to the appreciation of the Mexican peso against various currencies, particularly the U.S. dollar and the Brazilian real.

Valuation of Derivatives and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a loss of Ps.11.0 billion for the first three months of 2013, compared to a loss of Ps.10.1 billion for the first three months of 2012. This item principally reflected changes in the fair value of the derivative instruments we use to hedge against exchange rate risk on our indebtedness, reflecting the appreciation of the Mexican peso against various currencies.

Income Tax—Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 32.3% for the first three months of 2013, compared to 31.3% for the first three months of 2012. Our effective tax rate differs from the Mexican statutory rate of 30%, principally because (a) in Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities and (b) our operations outside Mexico are taxed separately in each jurisdiction, at varying rates. The increase in the effective tax rate for the first three months of 2013 was primarily due to a higher level of taxable inflationary effects and to a higher share of taxable income of certain non-Mexican subsidiaries.

Net Profit

We recorded net profit of Ps.26.9 billion for the first three months of 2013, a decrease of 17.8%, or Ps.5.8 billion, from the first three months of 2012. This decrease primarily reflected lower operating income and a smaller exchange gain.

Liquidity and Capital Resources

As of March 31, 2013, we had net debt (total debt minus cash and cash equivalents) of Ps.364.0 billion, compared to Ps.372.2 billion as of December 31, 2012. As of March 31, 2013, cash and cash equivalents amounted to Ps.37.0 billion, compared to Ps.45.5 billion as of December 31, 2012.

Our total indebtedness as of March 31, 2013 was Ps.401.0 billion, of which Ps.21.7 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.193.3 billion, or 48.2%, of our total indebtedness as of March 31, 2013 was denominated in U.S. dollars. Approximately Ps.27.1 billion, or 6.8%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.373.9 billion, or 93.2%, bore interest at fixed rates. The maturities of our long-term debt as of March 31, 2013 were as follows:

Years	Amount
	(in millions of Mexican pesos)
2014	Ps.	13,591
2015		36,357
2016		41,108
2017		29,643
2018 and thereafter		258,605

Total	Ps.	379,304

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of March 31, 2013, the net fair value of our derivatives and other financial items was a net liability of Ps.10.5 billion.

During the first three months of 2013, we used approximately Ps.20.4 billion to fund capital expenditures, including for new 4G or LTE technology, network deployment and network capacity. We have also continued to repurchase shares of our capital stock under our share repurchase program: during the first three months of 2013, we repurchased approximately 1.4 billion Series L shares and 159.2 thousand Series A shares for an aggregate purchase price of Ps.16.0 billion. In the second quarter of 2013, we repurchased approximately 2.3 billion shares for an aggregate purchase price of approximately Ps.30.0 billion.

Segment Results of Operations for the Three Months ended March 31, 2012 and 2013

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period) for the three months ended March 31,
	2012	2013	% Change
Brazilian real	7.3661	6.3431	(13.9)
Colombian peso	0.0072	0.0071	(2.2)
Argentine peso	2.9991	2.5248	(15.8)
U.S. dollar	13.0193	12.6600	(2.8)

The tables below set forth operating revenues and operating income for each of our segments for the interim periods indicated.

	For the Three Months ended March 31, 2012
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico	Ps.	68,792	Ps.	26,211
Brazil		56,456		4,679
Colombia		17,623		5,688
Southern Cone		14,918		2,507
Andean Region		9,922		3,125
Central America		5,509		(619)
United States		14,091		691
Caribbean		6,928		679
Eliminations		(1,741)		37

Total	Ps.	192,498	Ps.	42,998

	For the Three Months ended March 31, 2013
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico	Ps.	69,274	Ps.	25,018
Brazil		50,807		3,557
Colombia		18,217		4,900
Southern Cone		15,028		1,599
Andean Region		10,862		3,203
Central America		5,744		(332)
United States		19,170		(628)
Caribbean		6,329		1,177
Eliminations		(2,472)		162

Total	Ps.	192,959	Ps.	38,656

In the following discussion of our segment results of operations, we use certain operating measures that are not included in our financial statements. The principal such measures are:

ARPU—average revenues per user. This measure analyzes revenues from mobile data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

The following discussion addresses the financial performance of each of our operating segments by comparing results for the first three months of 2013 and 2012. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues). We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income, and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) the effects of exchange rate changes, and (c) revenues and costs of group corporate activities and other businesses that are allocated to the Mexico segment.

Mexico

Mexico segment operating revenues for the first three months of 2013 increased by 0.7% over the first three months of 2012. Adjusted segment operating revenues increased by 0.1%. Mobile voice and fixed voice revenues for the first three months of 2013 decreased by 9.7% and 6.7%, respectively, from the first three months of 2012, principally due to larger discounts and promotions for our customers. Mobile data revenues increased by 13.1% over the first three months of 2012, offsetting the decreases in mobile and fixed voice revenues and allowing operating revenues to remain stable.

MOUs for the first three months of 2013 increased by 10.2% over the first three months of 2012. ARPU for the first three months of 2013 decreased by 6.3% from the first three months of 2012, principally as a result of larger discounts and promotions for our customers, such as prepaid airtime plans. The wireless churn rate for our Mexican wireless operations for the first three months of 2013 remained stable at 3.5% compared to the first three months of 2012.

Mexico segment operating income for the first three months of 2013 decreased by 4.6% from the first three months of 2012. Adjusted segment operating income decreased by 3.8%. Segment operating margin was 36.1% for the first three months of 2013 and 38.1% for the first three months of 2012. Adjusted segment operating margin was 36.4% for the first three months of 2013 and 37.8% for the first three months of 2012. The decrease in segment operating margin for the first three months of 2013 was principally due to higher subscriber acquisition costs, such as higher handset subsidies, and an increase in the costs of mobile data services and value-added services.

Brazil

Brazil segment operating revenues for the first three months of 2013 decreased by 10.0% the first three months of 2012. Adjusted segment operating revenues increased by 3.0% due to increases in mobile data and Pay TV revenues. Mobile data revenues for the first three months of 2013 increased by 13.9% and fixed data revenues for the first three months of 2013 increased by 8.1%, in each case compared to the first three months of 2012. The increase in mobile data revenues primarily reflects greater use of value-added services, such as SMS messaging, downloading and web browsing on handsets, tablets and notebooks, while the increase in fixed data revenues primarily reflects growth in home internet and corporate networks. Pay TV revenues for the first three months of 2013 increased by nearly 21.4% over the first three months of 2012, as a result of subscriber growth driven by new commercial packages offered by our subsidiaries Embratel and Net Serviços. Wireless and fixed voice revenues for the first three months of decreased by 9.2% and 7.6%, respectively, due to lower call-termination and long-distance rates.

MOUs for the first three months of 2013 increased by 15.8% over the first three months of 2012. The increase in MOUs for the first three months of 2013 reflects increased traffic, principally due to the introduction of unlimited postpaid voice plans and prepaid airtime promotions. ARPU for the first three months of 2013 decreased by 23.4% from the first three months of 2012. This decrease reflected a reduction in interconnection and long-distance rates, due to the caps imposed by the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações) and aggressive promotions and discounts, such as unlimited postpaid voice plans that included long-distance calls at reduced monthly rates.

Brazil segment operating income for the first three months of 2013 decreased by 24.0% from the first three months of 2012. Adjusted segment operating income decreased by 28.1%. Segment operating margin was 7.0% for the first three months of 2013 and 8.3% for the first three months of 2012. Adjusted segment operating margin was 5.6% for the first three months of 2013 and 8.1% for the first three months of 2012. This decrease in segment operating income and operating margin was due principally to subscriber acquisition costs, costs of acquiring content and programming, especially for our mobile data and Pay TV services, and royalty payments under our concessions and licenses. Additionally, depreciation and amortization during the first three months of 2013 increased by 8.1% over the first three months of 2012, as a result of recent capital expenditures.

Colombia

Colombia segment operating revenues for the first three months of 2013 increased by 3.4% over the first three months of 2012. Adjusted segment operating revenues increased by 7.0%. Fixed and mobile data revenues for the first three months of 2013 increased by 18.5% and 34.2%, respectively, over the first three months of 2012, as a result of new promotional packages focused on SMS texting, downloading and web browsing on handsets, tablets and notebooks. Fixed voice revenues increased by 24.2%, while mobile voice revenues decreased by 4.0% for the three months of 2013, in each case from the first three months of 2012. Pay TV revenues for the first three months of 2013 increased by 9.1% over the first three months of 2012.

MOUs for the first three months of 2013 decreased by 1.9% from the first three months of 2012, principally due to increased rates resulting from special asymmetric access charges imposed by the Communications Regulation Commission (Comisión de Regulación de Comunicaciones). On a local currency basis, ARPU for the first three months of 2013 increased by 1.4% over the first three months of 2012. This increase in ARPU reflected primarily higher traffic resulting from the net increase in subscriber growth and increases in mobile data use.

Colombia segment operating income for the first three months of 2013 decreased by 13.9% from the first three months of 2012. Adjusted segment operating income decreased by 6.6%. Segment operating margin was 26.9% for the first three months of 2013 and 32.3% for the first three months of 2012. Adjusted segment operating margin was 29.5% for the first three months of 2013 and 33.8% for the first three months of 2012. Segment operating income and operating margin in the first three months of 2012 were affected by subscriber acquisition costs, higher marketing costs and indirect taxes.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues for the first three months of 2013 increased by 0.7% over the first three months of 2012. Adjusted segment operating revenues increased by 13.5%. This increase was driven primarily by higher use of our data services.

MOUs for the first three months of 2013 decreased by 2.2% from the first three months of 2012, primarily due to a reduction in the consumption of prepaid airtime in Argentina. ARPU for the first three months of 2013 decreased by 8.1% in Argentina, Paraguay and Uruguay and decreased by 4.2% in Chile, in each case compared to the first three months of 2012. ARPU was negatively affected by our aggressive promotions and discounts, which offer packages with more airtime at lower rates.

Southern Cone segment operating income for the first three months of 2013 decreased by 36.2% from the first three months of 2012. Adjusted segment operating income decreased by 14.3%. Segment operating margin was 10.6% for the first three months of 2013 and 16.8% for the first three months of 2012. Adjusted segment operating margin was 13.4% for the first three months of 2013 and 17.8% for the first three months of 2012. Results of operations in all countries in the segment reflected higher revenues from data services and growth in our postpaid subscribers, while decreasing operating margin principally reflected higher costs of supplies in Argentina.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for the first three months of 2013 increased by 9.5% over the first three months of 2012. Adjusted segment operating revenues increased by 10.3%. This increase in operating revenues primarily reflected higher growth across our services, with mobile data and Pay TV displaying the best performance.

MOUs for the first three months of 2013 decreased by 6.3% from the first three months of 2012, principally reflecting a reduction in the consumption of prepaid and postpaid airtime. ARPU for the first three months of 2013 decreased by 3.7% in Ecuador and remained the same in Peru, in each case compared to the first three months of 2012.

Andean Region segment operating income for the first three months of 2013 increased by 2.5% over the first three months of 2012. Adjusted segment operating income increased by 7.3%. Segment operating margin was 29.5% for the first three months of 2013 and 31.5% for the first three months of 2012. Adjusted segment operating margin was 32.8% for the first three months of 2013 and 33.7% for the first three months of 2012.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Central America segment operating revenues for the first three months of 2013 increased by 4.3% over the first three months of 2012. Adjusted segment operating revenues increased by 7.4%. This increase was driven primarily by increases in mobile data, fixed data and Pay TV services, principally in Costa Rica, and by the consolidation of our operations in Honduras, offset by decreases in fixed voice revenues.

MOUs for the first three months of 2013 increased by 1.7% over the first three months of 2012, primarily due to new commercial plans for voice services. ARPU for the first three months of 2013 decreased by 7.7% from the first three months of 2012.

Central America segment operating loss for the first three months of 2013 decreased by 46.4% from the first three months of 2012. Operating margin for the first three months of 2013 was (5.8)% compared to (11.2)% for the first three months of 2012. Adjusted segment operating margin was (6.2)% for the first three months of 2013 and (11.3)% for the first three months of 2012. This decrease in operating loss reflected the consolidation of our operations in Costa Rica and Honduras, which resulted in higher growth in revenue than in costs.

United States

United States segment operating revenues for the first three months of 2013 increased by 36.0% over the first three months of 2012. Adjusted segment operating revenues increased by 39.8%. This increase in service revenues principally reflected commercial plans and promotional packages, such as Straight Talk and Telcel America that contributed to increases in subscriber growth and use.

MOUs for the first three months of 2013 increased by 30.0% over the first three months of 2012. ARPU for the first three months of 2013 increased by 12.6% over the first three months of 2012. The increase in MOUs and ARPU was primarily due to our commercial plans and promotional packages, which offer unlimited voice and data use for a fixed monthly rate.

United States segment operating income for the first three months of 2013 decreased by 190.9% from the first three months of 2012. Adjusted segment operating income decreased by 55.2%. Segment operating margin was (3.3)% for the first three months of 2013 and 4.9% for the first three months of 2012. Adjusted segment operating margin was 3.9% for the first three months of 2013 and 12.2% for the first three months of 2012. This decrease in operating income and margin primarily reflected increases in our costs, airtime purchases and subscriber acquisition costs.

Caribbean—Dominican Republic and Puerto Rico

Caribbean segment operating revenues for the first three months of 2013 decreased by 8.6% from the first three months of 2012. Adjusted segment operating revenues decreased by 5.8%. This decrease in operating revenues was driven primarily by lower voice revenues, partially offset by increases in mobile data and Pay TV revenues, in each case as a result of more aggressive pricing practices.

MOUs for the first three months of 2013 decreased by 6.6% from the first three months of 2012, primarily due to decreased traffic in Puerto Rico. On a U.S. dollar basis, ARPU for the first three months of 2013 decreased by 10.0% compared to the first three months of 2012, primarily as a result of decreased use of our prepaid services.

Caribbean segment operating income for the first three months of 2013 increased by 73.3% over the first three months of 2012. Segment operating margin was 18.6% the first three months of 2013 and 9.8% for the first three months of 2012. The increase in segment operating income and operating margin for the first three months of 2013 reflected lower personnel costs in Puerto Rico, particularly in response to the restructuring of certain retirement plans.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil, Colombia and 11 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of March 31, 2013.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Pay TV
	Embratel	Fixed Line, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone	Wireless
	Simple Mobile	Wireless

The following table sets forth, as of March 31, 2013 and 2012, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%.

The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; and (c) Central America and Caribbean refers to Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Puerto Rico.

	As of March 31,
	2012	2013
	(in thousands)
Wireless subscribers:
Mexico	66,737	71,220
Brazil	61,596	66,308
Colombia	29,020	27,661
Southern Cone	26,671	27,767
Andean Region	22,761	25,144
Central America and Caribbean	19,053	21,581
United States	20,131	23,230

Total wireless subscribers	245,969	262,911

RGUs:
Mexico	22,668	22,298
Brazil	25,013	29,680
Colombia	3,734	4,333
Southern Cone	1,376	1,572
Andean Region	930	1,155
Central America and Caribbean	5,851	6,210

Total RGUs	59,572	65,248

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand.

•

Mexico Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the Telcel brand, is the largest provider of wireless services in Mexico, based on the number of subscribers. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), which operates under its own brand, is the largest nationwide provider of fixed-line telecommunications services in Mexico.

•

Brazil. Our subsidiaries operating under the unified brand name Claro together constitute one of the three largest providers of wireless services in Brazil, based on the number of subscribers. Our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Each of Embratel and Net Serviços operates under its own brand. Together they offer triple-play services in Brazil, with a cable television network that passed 17.1 million homes as of March 31, 2013.

•

Colombia. We provide wireless services in Colombia, where we are the largest wireless service provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. As of March 31, 2013, our network passed 6.5 million homes.

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay. In Chile and Paraguay, we offer nationwide Pay TV services.

•

Andean Region. We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 990 thousand homes, and Ecuador, where our network passed 485 thousand homes, as of March 31, 2013.

•

Central America. We provide fixed-line telecommunications, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama in Costa Rica.

•

United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates under the TracFone and Simple Mobile brands.

•

Caribbean. We provide fixed-line telecommunications, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the filing of our 2012 Form 20-F through the date of this report on Form 6-K.

New Telecommunications Bill in Mexico

In April 2013, a bill aimed at enhancing and promoting investment in telecommunications and broadcasting in Mexico was approved by both chambers of the Mexican Congress. The final bill was approved by the legislatures of the majority of the states of Mexico, signed into law by the Mexican President and published in the Official Gazette. It entered into force on June 12, 2013. The bill will require extensive implementation, including further congressional legislation, the establishment of new institutions and the adoption of new regulatory measures. For more information, see “Item 3—Risk Factors—Risks Relating to Our Operations” and “Item 4—Information on the Company—Recent Developments” in our 2012 Form 20-F.

Acquisition of CIE’s media and advertising unit

Pursuant to the our agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”) in April 2013, we acquired 100% of the shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”). Prior to the acquisition, CMI held the media and advertising business in the commercial segment at CIE.

Participation in KPN’s rights offering

In April 2013, Koninklijke KPN N.V. (“KPN”) launched a rights offering to raise up to €3 billion equity. Pursuant to our agreement with KPN, we subscribed for new shares in the rights offering in proportion to our ownership of KPN shares. We paid €1.06 per share, equal to a total purchase price of €895,825,080 for the acquisition of new shares in the rights offering. Upon settlement of the rights offering on May 17, 2013, we owned a total of 1,267,677,000 shares of KPN, representing 29.77% of the outstanding shares of KPN. We have entered into a relationship agreement with KPN which, among other provisions, grants us the ability to designate two individuals for election to KPN’s supervisory board. For more information, see Note 10(a) to our Consolidated Financial Statements in our 2012 Form 20-F.

Acquisition of Start Wireless Group

On May 20, 2013, our subsidiary TracFone entered into an agreement to acquire substantially all of the assets of Start Wireless Group, Inc. (“Start Wireless”). Start Wireless is a mobile virtual network operator in the United States that provides services to approximately 1.4 million customers and offers, among other services, prepaid voice plans, messaging and data. The completion of the transaction is subject to certain regulatory approvals and conditions customary in this type of transaction, and is expected to occur during the third quarter of 2013.

Acquisition of 10.8% interest in Shazam

On July 8, 2013, we acquired 10.8% of the capital stock of Shazam Entertainment Limited (“Shazam”). We also entered into a strategic alliance with Shazam for business development in the Americas. Shazam is a media-engagement company with 350 million users in 200 countries.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges(1) for the three months ended March 31, 2013 and 2012, in accordance with IFRS.

Three months ended March 31, 2013	Three months ended March 31, 2012
6.8	7.9

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income (losses) of affiliates, during the periods.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Board of Governors of the Federal Reserve System expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013
January	12.7891	12.5857		12.7344
February	12.8798	12.6260		12.7788
March	12.7956	12.3155		12.3155
April	12.3404	12.0680		12.1323
May	12.7791	11.9760		12.7791
June	12.9000	12.6980		12.6980
July (through July 5)	13.0440	12.9000		13.0440

(1)	Average of month-end rates.

The noon buying rate published by the Board of Governors of the Federal Reserve System on July 5, 2013 (the latest practicable date prior to the date hereof), was Ps.13.0440 to U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer